SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  July 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

July 7, 2004 News Release

The Registrant is pleased to announce its strategic plans.

The Registrant’s top priority is the Changkeng Gold Project in Guangdon Province, South China.  An exploration program has commenced.  At the same time, an exploration program on the adjacent Fuwan Silver property to delineate the silver deposit will be carried out.   The Fuwan silver project will form the core asset of the recently announced Minco Silver Ltd., a wholly owned subsidiary company.

The Registrant’s second priority will be the Yangshan Gold Belt in Gansu Province with the Anba Project and the Guanniuwan Licence, one of three licences in the Yangshan Extension Joint Venture.

White Silver Mountain will be the prime asset of the Registrant’s newly formed subsidiary Minco Base Metals Ltd., where the Registrant has a 61% earned interest.

The Registrant’s other gold assets are in Inner Mongolia and include the BYC Gold Project and the Gobi Gold Project.  Through a farm-in agreement on BYC, New Cantech Ventures Inc. is funding a comprehensive 2004 exploration program including diamond drilling.  The Registrant has a 54% earned interest in Gobi Gold, and will conduct further exploration as soon as the above priorities permit.

The Registrant has also formed a subsidiary in China, Minco Mining (China) Ltd.  This subsidiary has an agreement with China Gold Geological Corporation and has positioned the Registrant to acquire further prime gold, silver and base metals assets in the near future.

2.

July 14, 2004 News Release

The Registrant is pleased to report details of its 2004 exploration programs following its recently announced strategic plans.

Changkeng Gold, Guangdong Province:  A large exploration program has been planned to delineate the deposit, expand the existing resource base, upgrade the resource estimates and carry out metallurgical testing. The objective of the program is to bring the near-surface, high-grade gold deposit to the feasibility study stage by the fall of 2005.

The Phase 1 Program has commenced with three diamond drills and includes nine diamond drill holes.  Two holes will be drilled on the western side of the mineralized area to check the wide mineralized zone previously intersected by the Chinese partner. Two holes will test the continuity of the No 1 Zone and five holes will be drilled between Lines 20 and 40 to test the northeast extension of the gold zone, which was not included in the Chinese resource estimates.

The Phase 2 Program will start immediately after Phase 1 with systematic grid infill drilling to fully delineate the resource and to upgrade resource estimates from Inferred to Indicated or Measured.

Yangshan Extension  Properties, Gansu Province:    The Registrant also started exploration programs on the three gold properties on the Yangshan Gold Belt. The most advanced property is the Guanniuwan Licence, which is on strike with and close to the Anba Joint Venture property. The program includes 1:2,000 scale geological mapping, systematic sampling of the gold showings, and significant trenching to define targets for a diamond drill program.

1:10,000 scale soil sampling has commenced on the Guojiagou Licence and 1:50,000-scale stream sediment sampling is ongoing on the Hongyangou Licence.  Both these Yangshan Extension licences are at an earlier phase of exploration than Guanniuwan and similarly reveal evidence of artisanal miner activity.

BYC Gold Project, Inner Mongolia:  An exploration program, funded by New Cantech Ventures Inc., has commenced.  Work consists of geophysics, geochemical soil sampling, surface trenching, and geological mapping over the property, which has in excess of 100 gold showings.  A magnetic survey has been completed over the North Zone and results are being compiled. New trenches are being dug across the zone, and sampling has been initiated in a newly discovered gold zone 1.5 km north east of the North Zone and on the same structural trend, where local miners have been active.  A drill program will be started in the North Zone in September.

3.

July 26, 2004 News Release

The Registrant is pleased to announce a progress report on its Changkeng Gold project in Guangdong Province, China.

A fourth diamond drill has been added to speed up the delineation program at Changkeng. As of July 19, 2004, five diamond drill holes of the initial 9-hole Phase 1 Program have been completed for a total of 818.01 metres. Assay results are expected in early August and will be announced at that time.

Three of the holes drilled within the mineralized zone previously identified by the Chinese government have encountered silicified mineralized intersections with visible gold over thicknesses of 16.40 metres, 35.23 metres and 49.04 metres. True widths of the intersections have not yet been established.  Two of the completed holes were drilled on the edge of the north west limit of the synclinal structure. The deposit is still open to the east and will be tested during the Phase 1 drilling program.

The Phase 2 grid infilling drilling will be started immediately on completion of the Phase 1 drill program in order to upgrade the previous Chinese government resource estimates.

The Registrant currently has 30,971,636 issued and outstanding common shares.

A copy of the Registrant's news releases dated July 7, 2004, July 14, 2004 and July 26, 2004 are attached.

2.

Exhibits

2.1

News Release dated July 7, 2004.

2.2

News Release dated July 14, 2004.

2.3

News Release dated July 26, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    August 3, 2004

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release	July 7, 2004

MINCO OUTLINES STRATEGIC PLAN FOR ITS CHINA PROPERTIES

Minco Mining & Metals Corporation (“MINCO”) (TSX: “MMM”) is pleased to announce its strategic plans to progress recent acquisitions speedily through feasibility study stages and on to development. Through recent announcements MINCO has stated its intention to be diversified into gold, silver and base metals projects.

Top priority is the Changkeng Gold Project in Guangdong Province, South China where the near-surface, high grade gold deposit will be amenable to early development. An aggressive exploration program has commenced to delineate the deposit, expand the existing resource base, upgrade the resource estimates and carry out metallurgical testing preparatory to initiating a feasibility study. At this juncture, it is planned that Changkeng be developed and mined from underground while exploration is carried out on the adjacent Fuwan Silver property to delineate the large high grade silver deposit.

Fuwan Silver Project will form the core asset of the recently announced Minco Silver Ltd., a wholly owned subsidiary company. Through Minco Silver Ltd., the company plans to acquire other quality silver assets in China.

The second priority target is the Yangshan Gold Belt in Gansu Province, where MINCO has the Anba Project, and the more recently acquired on-strike nearby Guanniuwan Licence, one of three licences in the Yangshan Extension Joint Venture.  Guanniuwan has a large number of surface gold workings which demonstrate its potential.

White Silver Mountain Project will be the prime asset of MINCO’s newly formed subsidiary Minco Base Metals Ltd., where MINCO has a 61% earned interest in the depth extension of the producing massive sulfide deposit, has potential for development within a short time frame. All the mining and processing infrastructure is in place and incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits, prior to preparation of a feasibility study. MINCO plans more base metals acquisitions to be included within Minco Base Metals Ltd.

MINCO’s other gold assets are in Inner Mongolia and include: BYC Gold Project and Gobi Gold Project. Through a farm-in agreement on BYC Gold, New Cantech Ventures Inc. is funding a comprehensive 2004 exploration program to include diamond drilling. MINCO has a 54% earned interest in Gobi Gold, and will conduct further exploration as soon as the above priorities permit. Both these stratabound, disseminated gold projects have excellent potential, and will be included in the strategic plan subject to the results of further exploration.

Dr Ken Cai, President and CEO, comments: “Recent acquisition of the Changkeng Gold and Fuwan Silver projects has radically changed MINCO’s priorities. As our primary objective, we see the opportunity to progress Changkeng rapidly to the feasibility stage while we delineate the Fuwan Silver project. In the Yangshan Gold Belt there is significant potential to increase the resource base through addition of the Guanniuwan gold project to the nearby Anba property.

Through the wholly owned subsidiaries of Minco Silver Ltd and Minco Base Metals Ltd we are highlighting the significance of these key assets that are in addition to our quality gold projects.

Registration of Minco Mining (China) Ltd., and our recent agreement with China Gold Geological Corporation has positioned MINCO to acquire further prime gold, silver and base metals assets in the near future. The company will use its 10 years of accumulated expertise in China both to obtain exploration ventures through strategic partnerships, and to progress advanced projects to production within a short time frame. To this end we are adding to our management and operations teams in China and Canada. All of these achievements in the past six months have positioned MINCO to be one of the foremost foreign mining companies in China.”

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact Michael G. Legg, P.Eng., Executive Vice President at Minco at

1-888-288-8288 or (604) 688-8002

  info@mincomining.ca      www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.2

TSX: MMM
For Immediate Release	July 14, 2004

MINCO STARTS AGGRESSIVE EXPLORATION PROGRAMS IN CHINA

Minco Mining & Metals Corporation (“MINCO”) (TSX: “MMM”) is pleased to announce details of its 2004 exploration programs following recent announcement of its strategic plans.

Changkeng Gold Project, Guangdong Province

A large exploration program has been planned to delineate the deposit, expand the existing resource base, upgrade the resource estimates and carry out metallurgical testing. The objective of the program is to bring the near-surface, high-grade gold deposit to the feasibility study stage by the fall of 2005.

The Phase 1 Program has commenced with three diamond drills and includes nine diamond drill holes.  Two holes will be drilled on the western side of the mineralized area to check the wide mineralized zone previously intersected by the Chinese partner. Two holes will test the continuity of the No 1 Zone and five holes will be drilled between Lines 20 and 40 to test the northeast extension of the gold zone, which was not included in the Chinese resource estimates. A Minco geologist on site supervises the drilling program.

The Phase 2 Program will start immediately after Phase 1 with systematic grid infill drilling to fully delineate the resource and to upgrade resource estimates from Inferred to Indicated or Measured as per CIM guidelines.

Yangshan Extension  Properties, Gansu Province

Minco also started exploration programs on the three gold properties on the Yangshan Gold Belt. The most advanced property is the Guanniuwan Licence, which is on strike with and close to Minco’s Anba Joint Venture property. The program, supervised by an on-site MINCO geologist, includes 1:2,000 scale geological mapping, systematic sampling of the gold showings, and significant trenching to define targets for a diamond drill program.

1:10,000 scale soil sampling has commenced on the Guojiagou Licence and 1:50,000-scale stream sediment sampling is ongoing on the Hongyangou Licence.  Both these Yangshan Extension licences are at an earlier phase of exploration than Guanniuwan and similarly reveal evidence of artisanal miner activity.

BYC Gold Project, Inner Mongolia

An exploration program, funded by New Cantech Ventures Inc., has commenced under supervision of MINCO’s Consulting Geologist, Peter Folk, P.Eng.

Work consists of geophysics, geochemical soil sampling, surface trenching, and geological mapping over the property, which has in excess of 100 gold showings.  A magnetic survey has been completed over the North Zone and results are being compiled. New trenches are being dug across the zone, and sampling has been initiated in a newly discovered gold zone 1.5 km north east of the North Zone and on the same structural trend, where local miners have been active.  A drill program will be started in the North Zone in September.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

-  30 -

For further information, please contact Michael G. Legg, P.Eng., Executive Vice President at Minco at

1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.3

TSX: MMM
For Immediate Release	July 26, 2004

MINCO ADDS 4TH DRILL AT CHANGKENG GOLD

Minco Mining & Metals Corporation (“MINCO”) (TSX: “MMM”) is pleased to provide a progress report on its Changkeng Gold project in Guangdong Province, China.

A fourth diamond drill has been added to speed up the delineation program at Changkeng. As of July 19, 2004, five diamond drill holes of the initial 9-hole Phase 1 Program have been completed for a total of 818.01 metres. Assay results are expected in early August and will be announced at that time.

Three of the holes drilled within the mineralized zone previously identified by the Chinese government have encountered silicified mineralized intersections with visible gold over thicknesses of 16.40 metres, 35.23 metres and 49.04 metres. True widths of the intersections have not yet been established.  Two of the completed holes were drilled on the edge of the north west limit of the synclinal structure. The deposit is still open to the east and will be tested during the Phase 1 drilling program.

The Phase 2 grid infilling drilling will be started immediately on completion of the Phase 1 drill program in order to upgrade the previous Chinese government resource estimates.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact Michael G. Legg, P.Eng., Executive Vice President at Minco at

1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.